[Letterhead of Kirkland & Ellis LLP]

December 5, 2006

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Scott Anderegg

Re:	Burlington Coat Factory Investments Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed December 5, 2006 File No. 333-137917

Burlington Coat Factory Warehouse Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed December 5, 2006 File No. 333-137916

Ladies and Gentlemen:

On behalf of Burlington Coat Factory Investments Holdings, Inc. and Burlington Coat Factory Warehouse Corporation and co-registrants (collectively, the “Company”) and in response to Comment No. 30 contained in the letter (the “Comment Letter”) dated November 8, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Paul C. Tang, Esq., the Company’s General Counsel, we hereby confirm that the reference in our legal opinion to the “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Sincerely,

/s/  Kirkland & Ellis LLP

Kirkland & Ellis LLP